Filed by Inflection Point Acquisition Corp. VI

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Inflection Point Acquisition Corp. VI

Subject Company: Quantum Space, LLC

Commission File No.: 001- 43212

The following materials were made available in connection with the proposed business combination by and among Inflection Point Acquisition Corp. VI, Quantum Space, LLC (“Quantum Space”), and the other parties thereto.

Set forth below is a communication made available on the LinkedIn social media account of Quantum Space on June 8, 2026.

Set forth below are communications made available on the LinkedIn social media accounts of Quantum Space and Kam Ghaffarian on June 8, 2026.

Set forth below are communications made available on the LinkedIn social media accounts of Quantum Space and Jim Bridenstine on June 8, 2026.

Jim Bridenstine reposted this

...

Quantum Space
17,177 followers
8h •

Quantum Space has reached a definitive agreement to merge with Inflection Point Acquisition Corp. VI and enter the public markets. Following close, we expect to trade on the Nasdaq under the ticker "QSPC," creating the only pure-play national security space company.

This capital will support production of our Ranger platform and expansion of our manufacturing facilities, positioning us to compete for a growing pipeline of national security, civil, and commercial missions.

Read the full details: https://lnkd.in/eeuuY2Zg

QUANTUM
SPACE

154

9 comments • 21 reposts

Set forth below are communications made available on the LinkedIn social media accounts of Quantum Space and Kerry Wisnosky on June 8, 2026.

Kerry Wisnosky · 3rd+

Co-Founder & President at Quantum Space

6h ·

✓ Following

Today marks an important milestone in @Quantum Space's journey. Taking the company public will provide the resources needed to take our mission to the next level.

Proud to be a part of this team and ready to take on this next chapter together.

Quantum Space

8h ·

Quantum Space has reached a definitive agreement to merge with Inflection Point Acquisition Corp. VI and enter the public markets. Following close, we expect to trade on the Nasdaq under the ticker "QSPC," creating the only pure-play national security space company.

This capital will support production of our Ranger platform and expansion of our manufacturing facilities, positioning us to compete for a growing pipeline of national security, civil, and commercial missions.

Read the full details: https://lnkd.in/eeuuY2Zg

QUANTUM

31

4 comments • 3 reposts

Set forth below is a communication that was made available on the X (formerly twitter) social media account of Quantum Space on June 8, 2026.

Forward-Looking Statements

This communication contains certain statements that are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27(a) of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21(e) of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination, the estimated or anticipated future results and benefits of the combined company (“New Quantum Space”) following the Business Combination, including the likelihood and ability of Quantum Space and Inflection Point to successfully consummate the Business Combination, future opportunities for New Quantum Space and other statements that are not historical facts.

These statements are based on the current expectations of the management of Inflection Point and/or Quantum Space and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Inflection Point and Quantum Space. These statements are subject to a number of risks and uncertainties regarding Quantum Space’s business and the Business Combination and actual results may differ materially. These risks and uncertainties include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of any definitive agreements with respect to the Business Combination; the outcome of any legal proceedings that may be instituted against Inflection Point, Quantum Space, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; the inability to complete the Business Combination due to the failure to obtain shareholder approval, to obtain financing to complete the Business Combination or other conditions to closing; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the ability of New Quantum Space to meet stock exchange listing standards following the consummation of the Business Combination; the risk that the Business Combination disrupts current plans and operations of Quantum Space as a result of the announcement and consummation of the Business Combination; the inability of Quantum Space to successfully complete development of its flagship vehicle, Ranger, which is currently in development and has not been manufactured, operated or sold to date, or for it to meet Quantum Space’s design standards, including its intended fuel capacity, having a refuelable and modular architecture, and operational life of up to 15 years; the ability of New Quantum Space to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of New Quantum Space to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; costs related to the Business Combination; changes in applicable laws or regulations; the possibility that Quantum Space or the combined company may be adversely affected by other economic, business, and/or competitive factors; the amount of redemption requests made by Inflection Point shareholders; unsatisfactory safety performance of Quantum Space’s satellite systems or security incidents at Quantum Space’s facilities; failure of the market for satellites to achieve the growth potential Quantum Space expects; any delayed launches, launch failures, failure of Quantum Space’s satellites to reach their planned orbital locations and significant increases in the costs related to launches of satellites; the handling, production and disposition of potentially explosive and ignitable energetic materials and other dangerous chemicals in Quantum Space’s operations; failure of Quantum Space’s products to operate in the expected manner or defects in its products; counterparty risks on contracts entered into with Quantum Space’s customers and failure of Quantum Space’s prime contractors to maintain their relationships with their counterparties and fulfill their contractual obligations; failure to successfully defend against protests from other bidders for government contracts; changes in the funding levels of various governmental entities with which Quantum Space does business; and other risks and uncertainties discussed in documents of Inflection Point and/or Quantum Space filed, or to be filed, with the U.S. Securities and Exchange Commission (the “SEC”). The foregoing list of risk factors is not exhaustive. There may be additional risks that Inflection Point and Quantum Space presently do not know or that Inflection Point and Quantum Space currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Inflection Point’s and Quantum Space’s expectations, plans or forecasts of future events and views as of the date of this communication. Inflection Point and Quantum Space anticipate that subsequent events and developments will cause their assessments to change. However, while Inflection Point and Quantum Space may elect to update these forward-looking statements in the future, Inflection Point and Quantum Space specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Inflection Point’s or Quantum Space’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

Additional Information

The Business Combination will be submitted to shareholders of Inflection Point for their consideration. In connection with the Business Combination, Pubco, Inflection Point and Quantum Space intend to file a Registration Statement with the SEC, which will include a proxy statement/prospectus and certain other related documents, which will serve as both the proxy statement to be distributed to shareholders of Inflection Point in connection with its solicitation for proxies for the vote by its shareholders in connection with the Business Combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to securityholders of Inflection Point and equityholders of Quantum Space in connection with the completion of the Business Combination. After the Registration Statement is declared effective, Inflection Point will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Inflection Point will send to its shareholders in connection with the Business Combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION.

Investors and security holders will be able to obtain copies of these documents (when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/prospectus (when available) will be mailed to shareholders of Inflection Point as of a record date to be established for voting on the Business Combination. Shareholders of Inflection Point will also be able to obtain copies of the definitive proxy statement/prospectus without charge, once available, by directing a request to: Inflection Point Acquisition Corp. VI, 1680 Michigan Avenue, Suite 700 #1031, Miami Beach, FL 33139.

Participants in the Solicitation

Inflection Point and its directors, executive officers, and other members of management, and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from Inflection Point’s shareholders with respect to the Business Combination. Information about Inflection Point’s directors and executive officers and a description of their interests in Inflection Point and in its initial business combination is contained in the sections entitled “Management,” “Principal Shareholders,” and “Certain Relationships and Related Party Transactions” of Inflection Point’s final prospectus (File No. 333-292443) for its initial public offering, filed with the SEC on March 30, 2026, which is available free of charge at the SEC’s website at www.sec.gov and at the following URL: https://www.sec.gov/Archives/edgar/data/2102041/000121390026035878/ea0270234-07.htm. Additional information regarding the interests of participants in the proxy solicitation and their direct and indirect interests will be contained in the Registration Statement and the proxy statement/prospectus when they become available.

Quantum Space, its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of Inflection Point’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the Registration Statement when available.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or exemptions therefrom. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this communication.

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